

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2015

<u>Via E-mail</u>
Thomas S.T. Gimbel
Chief Executive Officer
American Farmland Company
10 East 53rd Street
New York, NY 10022

> **Re:** **American Farmland Company**
> **Amendment No. 1 to Draft Registration Statement on Form S-11**
> **Submitted May 1, 2015**
> **CIK No. 0001474777**

Dear Mr. Gimbel:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Internalization, page 15</u>

1.   We note your response to prior comment 8 of our letter dated April 17, 2015. When you determine the fair value of the internalization transaction, please tell us how you priced the preexisting relationship in determining the expense to be recognized representing the excess of the amount paid over the fair value of the net assets acquired.

<u>Distribution Policy, page 61</u>

2.   We note your response to prior comment 15 and await the completion of your estimated pro rata distribution. If you plan to estimate a dividend, the projected dividend rate must be on an annualized basis and you may be required to provide support for your projected dividend. We may have further comment.

Non-GAAP Financial Measures, page 91

3.   We note your response to prior comment 19 and updated disclosures. Please ensure
consistency regarding the performance allocations previously received by AFA and
whether such fees were based on FFO attributable to the Company of your operating
partnership as disclosed within your pro forma financial statements, or not as discussed
herein.

Selecting Tenants, page 108

4.   We note your revised disclosure on page 109 regarding alternative ways in which
farmland may generate economic returns without being leased. Please revise your
disclosure to clarify whether you presently intend to enter into the identified activities
that would be structured through a TRS and the extent to which you may have operated
under such structure if applicable.

Transitional Services Agreement, page 162

5.   We note your response to prior comment 30, and revised disclosure on page 162 stating
that Optima will be reimbursed for the "employee costs, including benefits" for Messrs.
Gimbel and Lewis and Ms. Sichel, based on the allocation of time spent on the
Company's business. Please clarify whether "employee costs" includes the salaries of
such executive officers. We also note your disclosure on page 162 that you intend to
enter into employment agreements with each of your named executive officers. Please
clarify the differences between the compensation to be paid to Messrs. Gimbel and Lewis
and Ms. Sichel via the employment agreements, and the reimbursements to be paid to
Optima for Messrs. Gimbel's and Lewis's and Ms. Sichel's "employee costs" for time
spent on the Company's business.

Pro Forma Consolidated Financial Statements

Adjustment (D), page F-6

6.   We note your response to prior comment 32. Please address the following:

a. supplementally tell us whether the estimated costs associated with the Transitional
Services Agreement are reflected in the pro forma financial statements, as no
narrative discussion is included within a pro forma adjustment, and if true, that
Optima will be the recipient of such fees;

b. provide separate pro forma adjustments to discuss the management and performance
fees payable to AFA from the management and sub-advisory fees that will be fully
payable by you to the Agricultural Sub-Advisor subsequent to the Internalization; and

      c.   further clarify that the sub-advisory fee was historically paid by both you and AFA, and will be fully paid by you after the Internalization.

Adjustment (G), page F-7

7.   We note your response to prior comment 31. Please note the denominator in the pro forma EPS computation should include only those offered shares whose proceeds are being reflected in pro forma adjustments in the income statements, such as repayment of debt. Refer to Article 11-02(b)(7) of Regulation S-X and revise as necessary.

      You may contact Mark Rakip, Staff Accountant, at (202) 551-3573, or Daniel Gordon, Senior Assistant Chief Accountant, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Coy Garrison, Staff Attorney, at (202) 551-3466, or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: John Haggerty, Esq.
       Goodwin Procter LLP